FORM U-13-60
                   MUTUAL AND SUBSIDIARY SERVICE COMPANIES
                           REVISED FEBRUARY 7, 1980


                                ANNUAL REPORT

                                FOR THE PERIOD

         BEGINNING   January 1, 1997   AND ENDING   December 31, 1997



                                    TO THE

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                                      OF


                   North Atlantic Energy Service Corporation


                          A Subsidiary SERVICE COMPANY




                     DATE OF INCORPORATION:   April 1, 1992




STATE OR SOVEREIGN POWER UNDER WHICH INCORPORATED OR ORGANIZED:  New Hampshire


         LOCATION OF PRINCIPAL EXECUTIVE OFFICES OF REPORTING COMPANY:

                   Route 1, Lafayette Rd., Seabrook, NH, 03874




NAME, TITLE AND ADDRESS OF OFFICER TO WHOM CORRESPONDENCE CONCERNING THIS REPORT
                              SHOULD BE ADDRESSED:

  John J. Roman    V.P. & Controller     P.O. Box 270, Hartford, Ct. 06141-0270




NAME OF PRINCIPAL HOLDING COMPANY WHOSE SUBSIDIARIES ARE SERVED BY REPORTING
COMPANY:

                              Northeast Utilities



SEC 1926 (6-82)





                         INSTRUCTIONS FOR USE OF FORM U-13-60

1.  Time of Filing.   Rule 94 provides that on or before the first day of May
in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes ncessary.

3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ('210.3-01(b)).

6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X. '210.3-01(c))

7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.






                    LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                  Schedule or         Page
Description of Schedules and Accounts             Acct. No.            No.

     Comparative Balance Sheet                    Schedule I          4 - 5

     Service Company Property                     Schedule II         6 - 7

     Accumulated Provision for Depreciation
     and Amortization of Service Company
     Property                                     Schedule III          8

     Investments                                  Schedule IV           9

     Accounts Receivable from Associate
     Companies                                    Schedule V           10

     Fuel Stock Expenses Undistributed            Schedule VI          11

     Stores Expense Undistributed                 Schedule VII         12

     Miscellaneous Current and Accrued Assets     Schedule VIII        13

     Miscellaneous Deferred Debits                Schedule IX          14

     Research, Development, or Demonstration
     Expenditures                                 Schedule X           15

     Proprietary Capital                          Schedule XI          16

     Long Term Debt                               Schedule XII         17

     Current and Accrued Liabilities              Schedule XIII        18

     Notes to Financial Statements                Schedule XIV         19

     Comparative Income Statement                 Schedule XV          20

     Analysis of Billing - Associate Companies    Account 457          21

     Analysis of Billing - Non-Associate
     Companies                                    Account 458          22

     Analysis of Charges for Service -
     Associate and Non-Associate Companies        Schedule XVI         23

     Schedule of Expense by Department or
     Service Function                             Schedule XVII      24 - 25

     Departmental Analysis of Salaries            Account 920          26

     Outside Services Employed                    Account 923          27

     Employee Pensions and Benefits               Account 926          28

     General Advertising Expenses                 Account 930.1        29

     Miscellaneous General Expenses               Account 930.2        30

     Rents                                        Account 931          31

     Taxes Other Than Income Taxes                Account 408          32

     Donations                                    Account 426.1        33

     Other Deductions                             Account 426.5        34

     Notes to Statement of Income                 Schedule XVIII       35


Description of Reports or Statements

     Organization Chart                                                36

     Methods of Allocation                                             37

     Annual Statement of Compensation for
     Use of Capital Billed                                             38

     Signature Page                                                    39






ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

SCHEDULE I - COMPARATIVE BALANCE SHEET

     Give balance sheet of the Company as of December 31 of the current and prior year.
---------------------------------------------------------------------------------------------
   ACCT                    ASSETS AND OTHER DEBITS                  AS OF DECEMBER 31
---------------------------------------------------------------------------------------------
                                                                         1997         1996
          SERVICE COMPANY PROPERTY                                    (Thousands of Dollars)
          ------------------------
   101    Service company property (Schedule II)                    $         0  $         0
   107    Construction work in progress (Schedule II)                         0            0
                                                                      ----------   ----------
              Total Service Company Property                        $         0  $         0
                                                                      ----------   ----------
   108    Less accumulated provision for depreciation and
          amortization of service company property (Schedule III)   $         0  $         0
                                                                      ----------   ----------
              Net Service Company Property                          $         0  $         0
                                                                      ----------   ----------
          INVESTMENTS
          -----------
   123    Investments in associate companies (Schedule IV)          $         0  $         0
   124    Other investments (Schedule IV)                                   680            0
                                                                      ----------   ----------
              Total Investments                                     $       680  $         0
                                                                      ----------   ----------
          CURRENT AND ACCRUED ASSETS
          --------------------------
   131    Cash                                                      $     1,675  $       725
   134    Special deposits                                                    0            0
   135    Working funds                                                       0            0
   136    Temporary cash investments (Schedule IV)                           15           14
   141    Notes receivable                                                    0            0
   143    Accounts receivable                                            17,475       51,111
   144    Accumulated provision of uncollectible accounts                     0            0
   146    Accounts receivable from associate companies (Schedule V)          54          523
   152    Fuel stock expenses undistributed (Schedule VI)                     0            0
   154    Materials and supplies                                              0            0
   163    Stores expense undistributed (Schedule VII)                      (476)         298
   165    Prepayments                                                     2,593        3,024
   174    Miscellaneous current and accrued assets (Schedule VIII)            0            0
                                                                      ----------   ----------
              Total Current and Accrued Assets                      $    21,336  $    55,695
                                                                      ----------   ----------
          DEFERRED DEBITS
          ---------------
   181    Unamortized Debt Expense                                  $         0  $         0
   184    Clearing accounts                                                   0            0
   186    Miscellaneous deferred debits (Schedule IX)                    24,328       20,348
   188    Research, development, or demonstration
          expenditures (Schedule X)                                           0            0
   190    Accumulated deferred income taxes                                   0          313
                                                                      ----------   ----------
              Total Deferred Debits                                 $    24,328  $    20,661
                                                                      ----------   ----------
              TOTAL ASSETS AND OTHER DEBITS                         $    46,344  $    76,356
                                                                      ==========   ==========






ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

SCHEDULE I - COMPARATIVE BALANCE SHEET

     Give balance sheet of the Company as of December 31 of the current and prior year.
---------------------------------------------------------------------------------------------
   ACCT              LIABILITIES AND PROPRIETARY CAPITAL            AS OF DECEMBER 31
---------------------------------------------------------------------------------------------
                                                                         1997         1996
                                                                    (Thousands of Dollars)
          PROPRIETARY CAPITAL
          -------------------
   201    Common stock issued  (Schedule XI)                        $         1  $         1
   211    Miscellaneous paid-in-capital (Schedule XI)                         9            9
   215    Appropriated retained earnings (Schedule XI)                        0            0
   216    Unappropriated retained earnings (Schedule XI)                      2            1
                                                                      ----------   ----------
              Total Proprietary Capital                             $        12  $        11
                                                                      ----------   ----------
          LONG-TERM DEBT
          --------------
   223    Advances from associate companies (Schedule XII)          $         0  $         0
   224    Other long-term debt (Schedule XII)                                 0            0
   225    Unamortized premium on long-term debt                               0            0
   226    Unamortized discount on long-term debt                              0            0
                                                                      ----------   ----------
              Total Long-Term Debt                                  $         0  $         0
                                                                      ----------   ----------
          CURRENT AND ACCRUED LIABILITIES
          -------------------------------
   231    Notes payable                                             $         0  $         0
   232    Accounts payable                                               10,352       41,425
   233    Notes payable to associate companies (Schedule XIII)                0            0
   234    Accounts payable to associate companies (Schedule XIII)         3,807        1,994
   236    Taxes accrued                                                      71          376
   237    Interest accrued                                                    0            0
   238    Dividends declared                                                  0            0
   241    Tax collections payable                                             0          (56)
   242    Miscellaneous current and accrued
          liabilities (Schedule XIII)                                    27,912       29,483
                                                                      ----------   ----------
              Total Current and Accrued Liabilities                 $    42,142  $    73,222
                                                                      ----------   ----------
          DEFERRED CREDITS
          ----------------
   253    Other deferred credits                                    $     4,081  $     3,123
   255    Accumulated deferred investment tax credits                         0            0
                                                                      ----------   ----------
              Total Deferred Credits                                $     4,081  $     3,123
                                                                      ----------   ----------
   282    ACCUMULATED DEFERRED INCOME TAXES                         $       109  $         0
          ---------------------------------                           ----------   ----------

              TOTAL LIABILITIES AND PROPRIETARY CAPITAL             $    46,344  $    76,356
                                                                      ==========   ==========







                ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                            For the Year Ended December 31, 1997

                           SCHEDULE II - SERVICE COMPANY PROPERTY
---------------------------------------------------------------------------------------------
                                      BALANCE AT              RETIREMENTS          BALANCE
                                      BEGINNING               OR           OTHER   AT CLOSE
ACCT  DESCRIPTION                      OF YEAR    ADDITIONS   SALES        CHANGES OF YEAR
---------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
SERVICE COMPANY PROPERTY

 301  ORGANIZATION
 303  MISCELLANEOUS INTANGIBLE PLANT
 304  LAND AND LAND RIGHTS
 305  STRUCTURES AND IMPROVEMENTS
 306  LEASEHOLD IMPROVEMENTS
 307  EQUIPMENT (2)                                              NONE
 308  OFFICE FURNITURE AND EQUIPMENT
 309  AUTOMOBILES, OTHER VEHICLES
      AND RELATED GARAGE EQUIPMENT
 310  AIRCRAFT AND AIRPORT EQUIPMENT
 311  OTHER SERVICE COMPANY
      PROPERTY (3)



















  (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



                                        NONE





                            SCHEDULE II - CONTINUED
                            -----------------------

  (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE
      COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE
      YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
---------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
           SUBACCOUNT DESCRIPTION       ADDITIONS                                 OF YEAR
---------------------------------------------------------------------------------------------
                                  (Thousands of Dollars)





                                        NONE















  (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:



                                      NONE








                       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                 For the Year Ended December 31, 1997


                                              SCHEDULE III

                               ACCUMULATED PROVISION FOR DEPRECIATION AND
                                AMORTIZATION OF SERVICE COMPANY PROPERTY

----------------------------------------------------------------------------------------------
                                                   ADDITIONS              OTHER
                                       BALANCE AT  CHARGED               CHANGES     BALANCE
                                       BEGINNING     TO                    ADD/      AT CLOSE
       DESCRIPTION                      OF YEAR    ACCT 403  RETIREMENTS (DEDUCT)(1) OF YEAR
----------------------------------------------------------------------------------------------
                                                            (Thousands of Dollars)

Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT                                                 NONE
  308  OFFICE FURNITURE AND FIXTURES
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY

AMORTIZATION OF SERVICE COMPANY
PROPERTY









------------------------------------------------------------------------------------------

   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



                                                             NONE








          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                      For the Year Ended December 31, 1997


SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.


--------------------------------------------------------------------------
                                                    BALANCE AT  BALANCE AT
                                                    BEGINNING     CLOSE
                       DESCRIPTION                   OF YEAR     OF YEAR
--------------------------------------------------------------------------
                                                   (Thousands of Dollars)

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES    $        0  $        0

ACCOUNT 124 - OTHER INVESTMENTS


               Reliance Assurance - Workmen's
                  Compensation Bond                         0         680

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

               Fidelity Institute Tax Exempt Cash
                 Portfolio                                 11          12
               Citizens Bank Certificate of Deposit         3           3






                                                   ----------  ----------

                                          TOTAL    $       14  $      695
                                                   ==========  ==========







           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                   For the Year Ended December 31, 1997


SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

---------------------------------------------------------------------------------
                                                           BALANCE AT  BALANCE AT
                                                           BEGINNING     CLOSE
                  DESCRIPTION                              OF YEAR      OF YEAR
---------------------------------------------------------------------------------
                                                          (Thousands of Dollars)

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

             Northeast Utilities Service Company           $    364    $     10
             Northeast Nuclear Energy Company                   155          41
             North Atlantic Energy Corporation                    3           2
             Public Service Company of New Hampshire              1           1









                                                           --------    --------
                                   TOTAL                   $    523    $     54
                                                           ========    ========

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:




                                   NONE










           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                      For the Year Ended December 31, 1997

               SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section
              headed "Summary" listed below, give an overall report of
              the fuel functions performed by the service company.
-----------------------------------------------------------------------------

              DESCRIPTION                     LABOR      EXPENSES      TOTAL
-----------------------------------------------------------------------------
                                                     (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES                         NONE
              UNDISTRIBUTED













              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1997

                    SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores epense during the year and indicate amount attributable to each associate company.
-------------------------------------------------------------------------------

              DESCRIPTION                          LABOR    EXPENSES     TOTAL
-------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED

              Balance at prior year end          $    286   $     12   $    298

              Amount incurred during the year       2,632        315      2,947

The above stores expenses are billed back to each of the companies listed below:

         Associate Companies:
            The Connecticut Light and
              Power Company                         (136)       (15)      (151)
            North Atlantic Energy Corporation      (1,205)      (134)    (1,339)

         Non-Associate Companies                   (2,008)      (223)    (2,231)



                                                 ---------  ---------  ---------
                            TOTAL                $   (431)  $    (45)  $   (476)
                                                 =========  =========  =========








            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                      For the Year Ended December 31, 1997


                                SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than
               $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------
                                                       BALANCE AT  BALANCE AT
                                                       BEGINNING     CLOSE
                    DESCRIPTION                         OF YEAR     OF YEAR
------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT                             NONE
              AND ACCRUED ASSETS









         ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                    For the Year Ended December 31, 1997


                                SCHEDULE IX

                        MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------------
                                                             BALANCE AT  BALANCE AT
                                                             BEGINNING     CLOSE
                   DESCRIPTION                                OF YEAR     OF YEAR
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Noncurrent receivable from Joint Owner funding                $ 19,075    $ 23,189
Westinghouse Reactor Coolant Pump Settlement                       987         682
North Atlantic Energy Service Corporation Organization Cost         19           0
Accounting Treatment Change for Payroll                            358         328
Miscellaneous (>100 items)                                        (251)         88
Preliminary Engineering for:
               Security system replacement                          10           0
               Administration building addition                     11           0
               Service water improvements                           59           0
               Integrated reactor vessel head                       40           0
               Steam generator blowdown                             30          30
               Miscellaneous (4 items 1996, 4  items 1997)          10          11







                                                              --------    --------
                                  TOTAL                       $ 20,348    $ 24,328
                                                              ========    ========







         ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 1997


                                 SCHEDULE X

               RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

----------------------------------------------------------------------------
                           DESCRIPTION                          AMOUNT
----------------------------------------------------------------------------
                                                             (Thousands
                                                              of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR                           NONE
              DEMONSTRATION EXPENDITURES







                  ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                             For the Year Ended December 31, 1997

                                       SCHEDULE XI

                                   PROPRIETARY CAPITAL

-----------------------------------------------------------------------------------------
                                 NUMBER OF   PAR OR STATED  OUTSTANDING CLOSE OF PERIOD
ACCOUNT                            SHARES        VALUE      ---------------------------
NUMBER     CLASS OF STOCK        AUTHORIZED    PER SHARE    NO. OF SHARES  TOTAL AMOUNT
-----------------------------------------------------------------------------------------
                                                                           (Thousands
                                                                           of Dollars)

201     COMMON STOCK ISSUED         1,000      $ 1.00          1,000          $   1



INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

-----------------------------------------------------------------------------------------
            DESCRIPTION                                     AMOUNT
-----------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                 $    9

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                     0
                                                           -------
                                            TOTAL           $    9
                                                           =======

-----------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the Uniform Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

-----------------------------------------------------------------------------------------
                                 BALANCE AT  NET INCOME                   BALANCE
                                 BEGINNING      OR           DIVIDENDS    AT CLOSE
            DESCRIPTION           OF YEAR     (LOSS)           PAID        OF YEAR
-----------------------------------------------------------------------------------------
                                               (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED
            RETAINED EARNINGS
                                   $    1      $    1         $    0       $    2









                               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                         For the Year Ended December 31, 1997

                                                     SCHEDULE XII

                                                    LONG-TERM DEBT

INSTRUCTIONS:    Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

--------------------------------------------------------------------------------------------------------------------
                       TERMS OF OBLIG.   DATE                         BALANCE AT                         BALANCE AT
                       CLASS & SERIES     OF     INTEREST   AMOUNT    BEGINNING              DEDUCTIONS    CLOSE
NAME OF CREDITOR        OF OBLIGATION  MATURITY    RATE   AUTHORIZED   OF YEAR    ADDITIONS     (1)       OF YEAR
--------------------------------------------------------------------------------------------------------------------
                                                                                             (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE COMPANIES

    TOTAL ADVANCES FROM ASSOCIATES                                      NONE


ACCOUNT 224-OTHER
            LONG-TERM DEBT

    TOTAL OTHER LONG-TERM DEBT                                          NONE





(1) GIVE AN EXPLANATION OF DEDUCTIONS:
                                                   NONE






                ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 1997

                   SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company.
              Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

-----------------------------------------------------------------------------------------
                                                          BALANCE AT    BALANCE AT
                                                          BEGINNING     CLOSE
                      DESCRIPTION                         OF YEAR       OF YEAR
-----------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

                                                                   NONE


-----------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES


Northeast Utilities Service Company                       $  1,588      $  2,022
Northeast Nuclear Electric Company                               0             6
Public Service Company of New Hampshire                        173         1,774
The Connecticut Light & Power Company                          233             1
Miscellaneous (1 item)                                           0             4
                                                          --------      --------
                                         TOTAL            $  1,994      $  3,807
                                                          ========      ========

-----------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Accrued payroll and other employee payables               $  6,714      $  3,751
Accrued Pension Cost                                        17,028        20,157
On-hand operations funding from associate companies:
              North Atlantic Energy Corporation              2,066         1,446
              The Connecticut Light & Power Company            233           163
On-hand operations funding from non-associate companies      3,442         2,395
                                                          --------      --------
                                         TOTAL            $ 29,483      $ 27,912
                                                          ========      ========






           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                  SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: North Atlantic Energy Service Corporation (the Company or NAESCO) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation
(NAEC), and Holyoke Water Power Company (HWP) are operating subsidiaries comprising the Northeast Utilities system (the NU system) and are wholly owned by NU.

The NU system furnishes retail electric service in Connecticut, New Hampshire, and western Massachusetts through CL&P, PSNH, WMECO, and HWP. NAEC sells all of its capacity to PSNH. In addition to its retail service, the NU system furnishes firm and other wholesale electric services to various municipalities and other utilities. The NU system serves about 30 percent of New England's electric needs and is one of the 25 largest electric utility systems in the country as measured by revenues.

The Company acts as agent in operating the Seabrook Nuclear Power Project (the Project or Seabrook) pursuant to the Seabrook Project Managing Agent Operating Agreement (the Managing Agent Agreement) and the Seabrook Project Disbursing Agent Agreement (the Disbursing Agent Agreement). The Project is owned jointly by NAEC and CL&P, both wholly owned subsidiaries of NU and nine nonaffiliated New England utility companies as tenants in common with undivided interests (the Seabrook Joint Owners). The cost of the Project is recorded on the books of the Seabrook Joint Owners based upon their proportionate ownership share of the Project. The Company does not have an ownership interest in the Project. The Company is only liable for payroll related expenditures and liabilities. The Seabrook Joint Owners are severally responsible for their respective share of the costs of operating and maintaining the Project.

Ownership percentages of the Project as of December 31, 1997 were as follows:

                                                           OWNERSHIP
       PARTICIPANTS                                          SHARE


       Canal Electric Company                               3.52317%
       The Connecticut Light and Power Company              4.05985
       Great Bay Power Corporation                         12.13240
       Hudson Light & Power Department                       .07737
       Massachusetts Municipal Wholesale Electric Company  11.59340
       Montaup Electric Company                             2.89989
       New England Power Company                            9.95766
       New Hampshire Electric Cooperative, Inc.             2.17391
       North Atlantic Energy Corporation                   35.98201
       Taunton Municipal Lighting Plant                      .10034
       The United Illuminating Company                     17.50000

                                                          100.00000%


Other wholly owned subsidiaries of NU provide support services to the Company. Northeast Utilities Service Company (NUSCO) provides certain administrative support to the Company, pursuant to the Service Agreement between NUSCO and NAESCO acting as agent for the Seabrook Joint Owners, as amended, and to other NU system companies. Billings from NUSCO recorded by the Company approximated $9,405,000 and $8,937,000 in 1997 and 1996, respectively. PSNH provides certain services to the Company pursuant to the Service Agreement between PSNH and NAESCO acting as agent for the Seabrook Joint Owners, as amended. Billings from PSNH recorded by the Company were approximately $971,000 and $369,000 in 1997 and 1996, respectively.

Yankee Atomic Electric Company (YAEC) provides services to the Company pursuant to the Nuclear Support Services Agreement between YAEC and NAESCO acting as agent for the Seabrook Joint Owners, as amended. Several Seabrook Joint Owners, or their affiliates, own interests in YAEC as follows:

    Owner                                     Ownership Interest


    The Connecticut Light & Power Company           24.5%
    Montaup Electric Company                         4.5
    New England Power Company                       30.0
    Public Service Company of New Hampshire          7.0

Billings from YAEC recorded by the Company approximated $7,989,000 and $5,029,000 in 1997 and 1996, respectively. Subsequent to year-end 1997, YAEC's Nuclear Services Division was merged with Duke Engineering Services who is performing similar services for NAESCO.

All transactions among affiliated companies, and between YAEC and the Company, are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval of various federal and state regulatory agencies.

Method of Accounting: The accompanying financial statements were prepared in accordance with the Uniform System of Accounts for Mutual and Subsidiary Service Companies, promulgated pursuant to the Public Utility Holding Company Act of 1935, as modified (1935 Act). This system of accounts follows, with modifications, the Federal Energy Regulatory Commission's (the FERC) Uniform System of Accounts and the Managing Agent Agreement. The financial statements reflect expenses associated with managing, operating, and maintaining the Project, excluding decommissioning costs, property taxes, amortization of nuclear fuel, reserves, and book depreciation. Pursuant to the Managing Agent Agreement, NAESCO does not earn a return on capital and therefore, revenues represent the sum of the Company's operating expenses.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial
statements.  Estimates also affect the   reported amounts of revenues and
expenses during the reporting period. Actual results could differ from those estimates.

Public Utility Regulation: NU is registered with the Securities and Exchange Commission as a holding company under the 1935 Act, and it and its subsidiaries, including the Company, are subject to the provisions of the 1935 Act. The Company is a registered utility company in the State of New Hampshire and is subject to appropriate regulation by the New Hampshire Public Utilities Commission (NHPUC). The Seabrook Joint Owners, whom the Company represents as agent, are subject to further regulation by the FERC. Therefore, the Company follows the accounting policies prescribed by the FERC.


2.   PENSION AND POSTRETIREMENT BENEFITS

Pensions: Employees of NAESCO are covered by the NU system's uniform noncontributory-defined benefit plan covering all of its regular employees. Benefits are based on years of service and employees' highest compensation during five consecutive years of employment. The Company's allocated portion of the NU system's pension cost for 1997 and 1996, part of which was capitalized and billed as utility plant, approximated $3,129,000 and $3,638,000, respectively.

Currently, the NU system funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related
values of pension assets.  Pension       assets are invested primarily in
domestic and international equity securities and bonds.

The components of net pension cost for the Company (in thousands) are:

                                                      For the Years Ended
                                                          December 31,

                                                         1996       1997

Service cost                                            $3,512   $3,749
Interest cost                                            4,067    3,567
Return on plan assets                                   (6,708)  (9,947)
Net amortization                                         5,497    3,030

     Net Pension cost                                   $3,129   $3,638



For calculating pension cost, the following actuarial assumptions were used:

                                                      For the Years Ended
                                                          December 31,

                                                         1996       1997


Discount rate                                            7.75%      7.50%
Expected long-term rate of return                        9.25%      8.75%
Compensation/progression  rate                           4.75%      4.75%


The following table represents the plan's funded status for the Company at December 31 (in thousands):


The following actuarial assumptions were used in calculating the Company plan's year end funded status:


                                                         1997       1996
      Accumulated benefit obligation,
        including vested benefits at
        December 31, 1997 and 1996 of
        $27,259,000 and $23,047,0000, respectively    $ 35,399    $ 29,877
      Projected benefit obligation (PBO)              $ 59,416      52,049
       Less:  Market value of plan assets               57,396      48,656
      PBO in excess of market value                     (2,020)     (3,393)
      Unrecognized transition amount                       756         819
      Unrecognized prior service costs                   5,766       6,146
      Unrecognized net gain                            (24,659)    (20,600)
        Accrued pension liability                     $(20,157)   $(17,028)



The following actuarial assumptions were used in calculating the Company plan's year end funded status:

                                                         1997       1996

     Discount rate                                       7.25%      7.75%
     Compensation/progression rate                       4.25%      4.75%


Postretirement Benefits: The Company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees leaving the Company who are otherwise eligible to retire and have met specified service requirements. The expected cost of postretirement benefits, primarily health and life insurance benefits are charged to expense during the years that eligible employees render service.
For current employees and certain retirees, the total postretirement benefit is limited to two times the 1993 per-retiree health care costs. The postretirement benefit obligation has been calculated based on this assumption. Actuarially determined total SFAS 106 benefits, part of which were capitalized and billed as utility plant, approximated $674,000 in 1997 and $1,036,000 in 1996.

The components of health care and life insurance costs for the years ended December 31 (in thousands) are:

                                                         1997       1996

      Service cost                                     $   475    $    588
      Interest cost                                        531         561
      Return on plan assets                             (1,051)       (500)
      Net amortization                                     719         387

        Net health care and life insurance cost        $   674    $  1,036




The following actuarial assumptions were used in calculating SFAS 106 benefit costs:

                                                         1997       1996

      Discount Rate                                      7.75%      7.50%
      Long Term Rate of Return - Health Assets,
        net of tax                                       6.00%      5.25%
      Long Term Rate of Return - Life Assets             9.25%      8.75%

The Company funds its postretirement benefit costs through investments in external trusts. The trust assets are invested primarily in equity securities and bonds.

The following table represents the plan's funded status at December 31 (in thousands):

                                                         1997       1996
      Accumulated postretirement benefit
        obligation of:
      Retirees                                         $ 2,885    $  2,836
      Active employees fully eligible to retire             26          28
      Active employees not eligible to retire            4,688       4,788


      Total accumulated postretirement
        benefit obligation                               7,599       7,652
      Market value of plan assets                        6,447       5,143

      Accumulated postretirement benefit
        obligation in
      excess of plan assets                             (1,152)     (2,509)
      Unrecognized transition amount                     2,367       2,525
      Unrecognized net (gain) loss                      (1,116)        233

      Prepaid postretirement benefit liability         $    99    $    249


The following actuarial assumptions were used in calculating the plan's year end funded status:

                                                         1997       1996


      Discount Rate                                      7.25%      7.75%
      Health Care Cost Trend Rate(a)                     5.76%      7.23%

   (a) The per capita cost of covered health care benefits was assumed to decrease to 4.4 percent by 2001.

The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $322,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $42,000. The trust holding the plan assets is subject to federal income taxes at a 39.6-percent tax rate.


3.  LEASES

The Company, on behalf of the Seabrook Joint Owners, has entered into operating lease agreements for certain data processing equipment, office equipment, vehicles and offsite facilities. The Company does not enter into capital leases. Operating lease costs charged to expense approximated $1,498,000 and $1,392,000 in 1997 and 1996, respectively.

The provisions of these lease agreements generally provide for renewal options. The Company has no noncancelable leases.


4.  FINANCING

Each of the Seabrook Joint Owners is responsible for financing its cost of participation in the Project in proportion to its respective ownership share. Such financing is provided to the Project in advance of such costs being incurred. The Company, therefore, has no long-term or short-term debt obligations.


5.  OTHER INVESTMENTS

In order to be self-insured for basic worker's compensation coverage in the State of New Hampshire, financial assurance is required. Funds have been set aside in an interest bearing collateral account for such purpose. The balance at December 31, 1997 was approximately $680,000.


6.  INCOME TAX EXPENSE

The components of the federal and state income tax provisions for the year ended December 31 (in thousands) are:

                                                         1997       1996
      Current income taxes:
        Federal                                        $ (386)     $  325
        State                                            (112)        (95)

           Total current                               $ (498)     $  230

      Deferred income taxes, net:
        Federal                                        $  459      $ (284)
        State                                              47         (29)

           Total deferred                              $  506      $ (313)

           Total income tax expense                    $    8      $  (83)



The components of total income tax expense for the year ended December 31 (in thousands) are classified as follows:

                                                         1997       1996

   Income taxes charged to operating expenses            $  8       $(83)
   Other income taxes                                       0          0

        Total income tax expense                         $  8       $(83)



Deferred income taxes for the year ended December 31 (in thousands) are comprised of the tax effects of temporary differences as follows:

                                                         1997       1996

Software amortization                                   $ 455      $(596)
Workforce reduction                                        17       (138)
Injuries and damages reserve                               94        351
Accrued vacation                                          (20)        51
Other                                                     (40)        19

     Deferred income taxes, net                         $  506     $(313)


A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate for the year ended December 31 (in thousands) is as follows:



                                                         1997       1996

Expected federal income tax at 35
percent of pretax        income                          $  3      $ (29)
Tax effect of differences:
  State income taxes, net of federal benefit              (11)       (81)
  Other, net                                               16         27

     Total income tax expense                            $  8      $ (83)



The company, as a wholly-owned subsidiary of NU is included in NU's consolidated return. Income tax expense is determined on a separate company basis.






            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                       FOR THE YEAR ENDED DECEMBER 31, 1997

                                   SCHEDULE XV
                            COMPARATIVE INCOME STATEMENT

--------------------------------------------------------------------------------
   ACCT          DESCRIPTION                                 1997        1996
--------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
          INCOME
          ------
   457    Services Rendered to Associate Companies         $  71,130   $  51,541
   458    Services Rendered to Nonassociate Companies        106,509      77,177
   421    Miscellaneous Income or (Loss)                          19          35
                                                           ---------   ---------
                                    Total Income           $ 177,658   $ 128,753
                                                           ---------   ---------
          EXPENSE
          -------
  Nuclear Power Expenses
------------------------
   517    Operation Supervision and Engineering            $  20,694   $  19,547
   518    Nuclear Fuel Expense                                 7,504       9,297
   519    Coolants and Water                                   2,236         906
   520    Steam Expenses                                      15,613       9,007
   523    Electric Expenses                                    4,838       1,872
   524    Miscellaneous Nuclear Power Expenses                25,906      23,009
   528    Maintenance Supervision and Engineering             19,772      11,508
   529    Maintenance of Structures                            5,155       4,181
   530    Maintenance of Reactor Plant Equipment              22,104       3,867
   531    Maintenance of Electric Plant                       19,221       4,605
   532    Maintenance of Miscellaneous Nuclear Plant             758       3,899

  Transmission Expenses
-----------------------
   570    Maintenance of Station Equipment                        28          25

  Administrative and General Expenses
-------------------------------------
   920    Salaries and Wages                                   4,717       3,175
   921    Office Supplies and Expenses                         1,620       1,560
   922    Administrative Expense Transferred-Credit               (9)       (280)
   923    Outside Services Employed                            2,730       5,250
   924    Property Insurance                                   3,729       3,663
   925    Injuries and Damages                                 1,906       1,817
   926    Employee Pensions and Benefits                      13,152      14,897
   928    Regulatory Commission Expense                            6       2,422
  930.1   General Advertising Expenses                           203         182
  930.2   Miscellaneous General Expenses                         850         626
   935    Maintenance of General Plant                            64           8

  All Other Expenses
--------------------
   408    Taxes Other Than Income Taxes                        4,550       3,656
   409    Income Taxes                                          (498)        230
   410    Provision for Deferred Income Taxes                    704          41
   411    Provision for Deferred Income Taxes                   (197)       (354)
  426.1   Donations                                               53          74
  426.5   Other Deductions                                       135          10
   431    Other Interest Expense                                 113          52
                                                           ---------   ----------
                                    Total Expense          $ 177,657   $ 128,752
                                                           ---------   ----------
                              Net Income or (Loss)         $       1   $       1
                                                           =========   ==========






           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1997

                              ANALYSIS OF BILLING

                              ASSOCIATE COMPANIES
                                  ACCOUNT 457


--------------------------------------------------------------------------------
                                    DIRECT     INDIRECT  COMPENSATION     TOTAL
                                    COSTS       COSTS       FOR USE      AMOUNT
NAME OF ASSOCIATE COMPANY           CHARGED    CHARGED    OF CAPITAL     BILLED
--------------------------------------------------------------------------------
                                              (Thousands of Dollars)

                                     457-1       457-2       457-3
                                   --------    --------    --------     --------

The Connecticut Light and Power    $  7,212    $           $            $  7,212
           Company

North Atlantic Energy Corporation    63,918                               63,918
                                   --------    --------    --------     --------







                   TOTAL           $ 71,130    $     0     $     0      $ 71,130
                                   ========    ========    ========     ========






                ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 1997

                                ANALYSIS OF BILLING

                               NONASSOCIATE COMPANIES
                                    ACCOUNT 458


                                   DIRECT     INDIRECT  COMPENSATION               EXCESS      TOTAL
             NAME OF                COSTS      COSTS      FOR USE      TOTAL         OR       AMOUNT
        NONASSOCIATE COMPANY       CHARGED    CHARGED    OF CAPITAL    COSTS     DEFICIENCY   BILLED

                                                        (Thousands of Dollars)
                                    458-1      458-2     458-3                     458-4
                                  --------   --------   ------------  --------   ----------  --------
Canal Electric Company            $  6,259   $          $             $  6,259   $           $  6,259
Great Bay Power Corporation         21,552                              21,552                 21,552
Hudson Light & Power Dept.             137                                 137                    137
Massachusetts Municipal Wholesale
  Electric Company                  20,594                              20,594                 20,594
Montaup Electric Company             5,151                               5,151                  5,151
New England Power Company           17,689                              17,689                 17,689
New Hampshire Electric Coop.         3,862                               3,862                  3,862
Taunton Municipal Lighting Plant       178                                 178                    178
United Illuminating Company         31,087                              31,087                 31,087






                                  --------  -------     --------      --------   ---------   --------

                                  $106,509  $     0     $      0      $106,509   $      0    $106,509
                                  ========  =======     ========      ========   =========   ========





INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:


The Company acts as agent in operating Seabrook Station for the nonassociate companies.






                ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                           For the Year Ended December 31, 1997

                                     SCHEDULE XVI
                             ANALYSIS OF CHARGES FOR SERVICE
                           ASSOCIATE AND NONASSOCIATE COMPANIES
-------------------------------------------------------------------------------------
                                                          ASSOCIATE COMPANY CHARGES

 ACCOUNT                                                   DIRECT   INDIRECT
  NUMBER         DESCRIPTION OF ITEMS                      COST      COST     TOTAL
-------------------------------------------------------------------------------------
   Nuclear Power Expenses
   ----------------------
   517    Operation Supervision and Engineering           $  8,286  $        $  8,286
   518    Nuclear Fuel Disposal                              3,005              3,005
   519    Coolants and Water                                   895                895
   520    Steam Expenses                                     6,252              6,252
   523    Electric Expenses                                  1,937              1,937
   524    Miscellaneous Nuclear Power Expenses              10,375             10,375
   528    Maintenance Supervision and Engineering            7,917              7,917
   529    Maintenance of Structures                          2,064              2,064
   530    Maintenance of Reactor Plant Equipment             8,851              8,851
   531    Maintenance of Electric Plant                      7,696              7,696
   532    Maintenance of Miscellaneous Nuclear Plant           304                304

   Transmission Expenses
   ---------------------
   570    Maintenance of Station Equipment                      11                 11

   Administrative and General Expenses
   -----------------------------------
   920    Salaries and Wages                                 1,889              1,889
   921    Office Supplies and Expenses                         649                649
   922    Administrative Expense Transferred-Credit             (4)                (4)
   923    Outside Services Employed                          1,093              1,093
   924    Property Insurance                                 1,493              1,493
   925    Injuries and Damages                                 763                763
   926    Employee Pensions and Benefits                     5,266              5,266
   928    Regulatory Commission Expense                          2                  2
  930.1   General Advertising Expenses                          81                 81
  930.2   Miscellaneous General Expenses                       340                340
   935    Maintenance of General Plant                          26                 26

   All Other Expenses
   ------------------
   408    Taxes Other Than Income Taxes                      1,822              1,822
   409    Income Taxes                                        (199)              (199)
   410    Provision for Deferred Income Tax                    282                282
   411    Provision for Deferred Income Tax                    (79)               (79)
  426.1   Donations                                             21                 21
  426.5   Other Deductions                                      54                 54
   431    Other Interest Expense                                45                 45
                                                          ----------------------------
                              TOTAL EXPENSES =            $ 71,137  $        $ 71,137

   421    Miscellaneous Non-Operating Income                    (8)               (8)
          Net Income                                             1                 1
                                                          ----------------------------
               TOTAL COST OF SERVICE =                    $ 71,130  $        $ 71,130
                                                          ============================

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.






               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                        For the Year Ended December 31, 1997

                                  SCHEDULE XVI
                          ANALYSIS OF CHARGES FOR SERVICE
                       ASSOCIATE AND NONASSOCIATE COMPANIES
---------------------------------------------------------------------------------------
                                                          NONASSOCIATE COMPANY CHARGES

 ACCOUNT                                                    DIRECT  INDIRECT
  NUMBER         DESCRIPTION OF ITEMS                       COST       COST       TOTAL
---------------------------------------------------------------------------------------
   Nuclear Power Expenses
   ----------------------
   517    Operation Supervision and Engineering           $  12,408  $       $  12,408
   518    Nuclear Fuel Disposal                               4,499              4,499
   519    Coolants and Water                                  1,341              1,341
   520    Steam Expenses                                      9,361              9,361
   523    Electric Expenses                                   2,901              2,901
   524    Miscellaneous Nuclear Power Expenses               15,531             15,531
   528    Maintenance Supervision and Engineering            11,855             11,855
   529    Maintenance of Structures                           3,091              3,091
   530    Maintenance of Reactor Plant Equipment             13,253             13,253
   531    Maintenance of Electric Plant                      11,525             11,525
   532    Maintenance of Miscellaneous Nuclear Plant            454                454

   Transmission Expenses
   ---------------------
   570    Maintenance of Station Equipment                       17                 17

   Administrative and General Expenses
   -----------------------------------
   920    Salaries and Wages                                  2,828              2,828
   921    Office Supplies and Expenses                          971                971
   922    Administrative Expense Transferred-Credit              (5)                (5)
   923    Outside Services Employed                           1,637              1,637
   924    Property Insurance                                  2,236              2,236
   925    Injuries and Damages                                1,143              1,143
   926    Employee Pensions and Benefits                      7,886              7,886
   928    Regulatory Commission Expense                           4                  4
  930.1   General Advertising Expenses                          122                122
  930.2   Miscellaneous General Expenses                        510                510
   935    Maintenance of General Plant                           38                 38

   All Other Expenses
   ------------------
   408    Taxes Other Than Income Taxes                       2,728              2,728
   409    Income Taxes                                         (299)              (299)
   410    Provision for Deferred Income Tax                     422                422
   411    Provision for Deferred Income Tax                    (118)              (118)
  426.1   Donations                                              32                 32
  426.5   Other Deductions                                       81                 81
   431    Other Interest Expense                                 68                 68
                                                          -----------------------------
                              TOTAL EXPENSES =            $ 106,520  $       $ 106,520

   421    Miscellaneous Non-Operating Income                    (11)               (11)
          Net Income                                              0                  0
                                                          -----------------------------
               TOTAL COST OF SERVICE =                    $ 106,509  $       $ 106,509
                                                          =============================

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.






              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                         For the Year Ended December 31, 1997

                                  SCHEDULE XVI
                           ANALYSIS OF CHARGES FOR SERVICE
                         ASSOCIATE AND NONASSOCIATE COMPANIES
--------------------------------------------------------------------------------------
                                                          TOTAL CHARGES FOR SERVICE

 ACCOUNT                                                   DIRECT    INDIRECT
  NUMBER         DESCRIPTION OF ITEMS                       COST       COST     TOTAL
--------------------------------------------------------------------------------------
   Nuclear Power Expenses
   ----------------------
   517    Operation Supervision and Engineering           $  20,694  $        $  20,694
   518    Nuclear Fuel Disposal                               7,504               7,504
   519    Coolants and Water                                  2,236               2,236
   520    Steam Expenses                                     15,613              15,613
   523    Electric Expenses                                   4,838               4,838
   524    Miscellaneous Nuclear Power Expenses               25,906              25,906
   528    Maintenance Supervision and Engineering            19,772              19,772
   529    Maintenance of Structures                           5,155               5,155
   530    Maintenance of Reactor Plant Equipment             22,104              22,104
   531    Maintenance of Electric Plant                      19,221              19,221
   532    Maintenance of Miscellaneous Nuclear Plant            758                 758

   Transmission Expenses
   ---------------------
   570    Maintenance of Station Equipment                       28                  28

   Administrative and General Expenses
   -----------------------------------
   920    Salaries and Wages                                  4,717               4,717
   921    Office Supplies and Expenses                        1,620               1,620
   922    Administrative Expense Transferred-Credit              (9)                 (9)
   923    Outside Services Employed                           2,730               2,730
   924    Property Insurance                                  3,729               3,729
   925    Injuries and Damages                                1,906               1,906
   926    Employee Pensions and Benefits                     13,152              13,152
   928    Regulatory Commission Expense                           6                   6
  930.1   General Advertising Expenses                          203                 203
  930.2   Miscellaneous General Expenses                        850                 850
   935    Maintenance of General Plant                           64                  64

   All Other Expenses
   ------------------
   408    Taxes Other Than Income Taxes                       4,550               4,550
   409    Income Taxes                                         (498)               (498)
   410    Provision for Deferred Income Tax                     704                 704
   411    Provision for Deferred Income Tax                    (197)               (197)
  426.1   Donations                                              53                  53
  426.5   Other Deductions                                      135                 135
   431    Other Interest Expense                                113                 113
                                                          ------------------------------
                              TOTAL EXPENSES =            $ 177,657  $        $ 177,657

   421    Miscellaneous Non-Operating Income                    (19)                (19)
          Net Income                                              1                   1
                                                          ------------------------------
               TOTAL COST OF SERVICE =                    $ 177,639  $        $ 177,639
                                                          ==============================

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.







              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                       For the Year Ended December 31, 1997

                                   SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                          DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------------------------------
 ACCOUNT                                                                   SERVICE
                                                                           FUNCTION
                                                                           ---------
                                                     TOTAL                 SEABROOK
 NUMBER       DESCRIPTION OF ITEMS                   AMOUNT     OVERHEAD   STATION
------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)
  Nuclear Power Expenses
  ----------------------
   517   Operation Supervision and Engineering     $  20,694    $         $  20,694
   518   Nuclear Fuel Disposal                         7,504                  7,504
   519   Coolants and Water                            2,236                  2,236
   520   Steam Expenses                               15,613                 15,613
   523   Electric Expenses                             4,838                  4,838
   524   Miscellaneous Nuclear Power Expenses         25,906                 25,906
   528   Maintenance Supervision and Engineering      19,772                 19,772
   529   Maintenance of Structures                     5,155                  5,155
   530   Maintenance of Reactor Plant Equipment       22,104                 22,104
   531   Maintenance of Electric Plant                19,221                 19,221
   532   Maintenance of Miscellaneous Nuclear Plant      758                    758

  Transmission Expenses
  ---------------------
   570   Maintenance of Station Equipment                 28                     28

  Administrative and General Expenses
  -----------------------------------
   920   Salaries and Wages                            4,717                  4,717
   921   Office Supplies and Expenses                  1,620                  1,620
   922   Administrative Expense Transferred-Credit        (9)                    (9)
   923   Outside Services Employed                     2,730                  2,730
   924   Property Insurance                            3,729                  3,729
   925   Injuries and Damages                          1,906                  1,906
   926   Employee Pensions and Benefits               13,152                 13,152
   928   Regulatory Commission Expense                     6                      6
  930.1  General Advertising Expenses                    203                    203
  930.2  Miscellaneous General Expenses                  850                    850
   935   Maintenance of General Plant                     64                     64

  All Other Expenses
  ------------------
   408   Taxes Other Than Income Taxes                 4,550                  4,550
   409   Income Taxes                                   (498)                  (498)
   410   Provision for Deferred Taxes                    704                    704
   411   Provision for Deferred Taxes                   (197)                  (197)
  426.1  Donations                                        53                     53
  426.5  Other Deductions                                135                    135
   431   Other Interest Expense                          113                    113
                                                   ----------   -------   ----------
                                TOTAL EXPENSES     $ 177,657    $    0    $ 177,657
                                                   ==========   =======   ==========

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3, General Structure of Accounting System: Uniform System of Accounts).






           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1997

                                   SCHEDULE XVII


                             KEYS FOR SERVICE FUNCTIONS



  KEYS                            SERVICE FUNCTION





            The individual unit for which NAESCO provides service is listed separately on Page 24.







            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                       For the Year Ended December 31, 1997
                         DEPARTMENTAL ANALYSIS OF SALARIES




NAME OF DEPARTMENT                   DEPARTMENTAL SALARY EXPENSE
------------------                   INCLUDED IN AMOUNTS BILLED TO       NUMBER OF
                                     ----------------------------------  PERSONNEL
Indicate each department    TOTAL    PARENT     OTHER        NON            END
     or service function.   AMOUNT   COMPANY    ASSOCIATES   ASSOCIATES   OF YEAR
----------------------------------------------------------------------------------
                           (Thousands of Dollars)

Seabrook Station          $ 61,715   $          $ 24,712     $ 37,003         837























                          --------   -------    --------     --------    --------

                          $ 61,715   $     0    $ 24,712     $ 37,003         837
                          ========   =======    ========     ========    ========







            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 1997

                                OUTSIDE SERVICES EMPLOYED


INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
-----------------------------------------------------------------------------------------

                                                  RELATIONSHIP
                                                  "A"-ASSOCIATE
                                                    "NA"-NON
  FROM WHOM PURCHASED                               ASSOCIATE      AMOUNT
-----------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
COMPUTER AND COMMUNICATION SERVICES

KPMG Peat Marwick                                      NA        $     251

Northeast Utilities Service Company                     A            3,099

Miscellaneous (32 payees)                              NA              333
                                                                 ----------
                       TOTAL COMPUTER SERVICES                   $   3,683
                                                                 ----------

ENGINEERING SERVICES

Normandeau Associates                                  NA        $     920

Northeast Utilities Service Company                     A            1,794

NUCON Engineering Associates, Inc.                     NA              301

Raytheon Engineers & Constructors                      NA            4,494

Yankee Atomic Electric Co.                             NA            7,989

Miscellaneous (26 payees)                              NA              346
                                                                 ----------
                       TOTAL ENGINEERING SERVICES                $  15,844
                                                                 ----------

LEGAL SERVICES

Northeast Utilities Service Company                     A        $     155

Miscellaneous (15 payees)                              NA              407
                                                                 ----------
                       TOTAL LEGAL SERVICES                      $     562
                                                                 ----------

SECURITY SERVICES

Green Mountain Security Service of NH                  NA        $   4,099

Miscellaneous (14 payees)                              NA              193
                                                                 ----------
                       TOTAL SECURITY SERVICES                   $   4,292
                                                                 ----------

OTHER SERVICES

Occupational Health Physicians                         NA        $     265

Massachussetts Emergency Management Agency             NA              479

Northeast Utilities Service Company                     A            4,357

Performance Improvement International                  NA              332

Public Service Company of New Hampshire                 A              971

Republic Management                                    NA              151

State of New Hampshire                                 NA              226

Miscellaneous (347 payees)                             NA              742
                                                                 ----------
                       TOTAL OTHER SERVICES                      $   7,523
                                                                 ----------

                       GRAND TOTAL OUTSIDE SERVICES EMPLOYED     $  31,904
                                                                 ==========






FROM WHOM PURCHASED                         DESCRIPTION OF SERVICES


COMPUTER AND COMMUNICATION SERVICES

KPMG Peat Marwick                           Provide support for mainframe
                                            operating environment and software
                                            upgrades.

Northeast Utilities Service Company         See note below


ENGINEERING SERVICES

Normandeau Associates                       Provides environmental monitoring
                                            services as requested.

Northeast Utilities Service Company         See note below

NUCON Engineering Associates, Inc.          Provides engineering services as
                                            requested.

Raytheon Engineers & Constructors           Provides engineering and
                                            administrative services as
                                            requested.

Yankee Atomic Electric                      Provides engineering, emergency
                                            planning, environmental monitoring,
                                            and other services.


LEGAL SERVICES

Northeast Utilities Service Company         See note below


SECURITY SERVICES

Green Mountain Security Service of NH       Provides security services for
                                            baseline security support.


OTHER SERVICES

Occupational Health Physicians              Provides site medical officer and
                                            review of site medical records and
                                            issues.

Massachussetts Emergency Management Agency  Provides administration of state emergency management agency.

Northeast Utilities Service Company         See note below

Performance Improvement International       Provides performance monitoring,
                                            trending and improvement services
                                            as requested.

Public Service Company of New Hampshire     Provides worker's compensation
                                            administration, facilities and
                                            miscellaneous service.

Republic Management                         Provides food service for site.

State of New Hampshire                      Provides administration of state
                                            emergency management agency.




               Note: Northeast Utilities Service Company provides centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing and other services.







        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                   For the Year Ended December 31, 1997

                     EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be
              limited to $25,000.
------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                         (Thousands
                                                         of Dollars)
Pension Plan                                              $  3,430
Employees Incentive Plan                                     3,911
Group Life, Long-term Disability, Hospital
       and Medical Insurance Expenses                        3,666
FAS 106 VEBA Funding                                           524
Supplemental and Early Retirement Plans                        610
Employee Stock Ownership Plan                                  905
Educational Activities                                          92
Other Employee Benefits Expenses                                14
                                                          ---------

                                           TOTAL          $ 13,152
                                                          =========










       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                  For the Year Ended December 31, 1997


                      GENERAL ADVERTISING EXPENSES
                            ACCOUNT 930.1


INSTRUCTIONS: Provide a listing of the amount included in Account 930.1,
              "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------
                 DESCRIPTION                               AMOUNT
--------------------------------------------------------------------------
                                                         (Thousands
                                                         of Dollars)
Advertising                   Winn Company                 $     5







Science & Nature Center       Barker Specialty                  23
                              New England Aquarium              17
                              Pride Printers                     5
                              Various (46 items)               153











                                                           --------

                                                  TOTAL    $   203
                                                           ========







           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                       For the Year Ended December 31, 1997

                         MISCELLANEOUS GENERAL EXPENSES
                                ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2,
              "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321 (b)(2) of the Federal Election Campaign
              Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
              441(b)(2)) shall be separately classified.
--------------------------------------------------------------------------
                DESCRIPTION                           AMOUNT
--------------------------------------------------------------------------
                                                    (Thousands
                                                    of Dollars)
Industry and association dues                         $   10
Miscellaneous Payroll Expense                              1
Rents                                                    794
Shareholder Services                                      10
Various (11 items)                                        35









                                                      -------

                                     TOTAL            $  850
                                                      =======









        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                 For the Year Ended December 31, 1997


                               RENTS



INSTRUCTIONS: Provide a listing of the amount included in accounts entitled "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

---------------------------------------------------------------------------
             TYPE OF PROPERTY                              AMOUNT
---------------------------------------------------------------------------
                                                         (Thousands
                                                         of Dollars)

Computers/Data processing equipment                        $     87
Communications equipment                                        149
Vehicles                                                        120
Buildings                                                       109
Equipment and other                                           1,033


                                                           ---------
                                        TOTAL              $  1,498
                                                           =========







       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                For the Year Ended December 31, 1997

                   TAXES OTHER THAN INCOME TAXES
                          ACCOUNT 408


INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than
              Income Taxes." Separate the analysis into two groups:
              (1)Other than U.S. Government taxes, and (2) U.S.
              Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------
                KIND OF TAX                                AMOUNT
-------------------------------------------------------------------------
                                                         (Thousands
                                                          of Dollars)

(1) Other Than U.S. Government Taxes:

    Insurance Premium Excise Tax                           $     83
    Property Tax                                                  1
    State Unemployment Tax                                       70
    State Business Tax                                          273
                                                           ---------

               Sub-Total                                   $    427
                                                           ---------



(2) U.S. Government Taxes:

    Federal Unemployment Tax                               $     37
    Federal Insurance Contribution Act                        4,086
                                                           ---------

               Sub-Total                                   $  4,123
                                                           ---------


                                           TOTAL           $  4,550
                                                           =========






         ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                  For the Year Ended December 31, 1997


                                DONATIONS
                              ACCOUNT 426.1


INSTRUCTIONS: Provide a listing of the amount included in Account 426.1,
              "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------
         NAME OF RECIPIENT             PURPOSE OF DONATION       AMOUNT
-------------------------------------------------------------------------------
                                                                (Thousands
                                                                of Dollars)
New Hampshire Seacoast United Way    Charitable Contributions    $    4
Seacoast Repertory Theater           Charitable Contributions         7
Miscellaneous (57 items)             Charitable Contributions        42





                                                                --------
                                              TOTAL              $   53
                                                                ========








       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                 For the Year Ended December 31, 1997


                         OTHER DEDUCTIONS
                           ACCOUNT 426.5


INSTRUCTIONS: Provide a listing of the amount included in Account 426.5,
              "Other Deductions," classifying such expenses according to their nature.

---------------------------------------------------------------------------
           DESCRIPTION                  NAME OF PAYEE           AMOUNT
---------------------------------------------------------------------------
                                                              (Thousands
                                                               of Dollars)

Advertising                                Various               $     4


Political activities                       Murphy, S&H                40



Executive Incentive Compensation           Various                    91



                                                                 --------

                                        TOTAL                    $   135
                                                                 ========






      ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                For the Year Ended December 31, 1997

                         SCHEDULE XVIII

                   NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.





               See Notes to Financial Statements on pages 19 through 19G.









               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                     ORGANIZATION CHART (AS OF DECEMBER 31, 1997)



               Executive Vice President and Chief Nuclear Officer Seabrook

                              - Director of Services

                              - Station Director

                              - Director, Nuclear Engineering

                              - Director, Site Support

                              - Lead Human Resources Coordinator









      ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

               For the Year Ended December 31, 1997


      Methods of Allocation


           All costs are specific to Seabrook Station and are direct charged.








         ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

         ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                   For the Year Ended December 31, 1997







       Expenses of Seabrook Station are funded in advance therefore there are no charges for use of capital.









             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                     SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.









                                   NORTH ATLANTIC ENERGY SERVICE CORPORATION
                                   -----------------------------------------
                                       (Name of Reporting Company)




                               By: /s/ John J. Roman
                                   -----------------------------------
                                      (Signature of Signing Officer)




                                   John J. Roman - Vice President and Controller
                                   ---------------------------------------------
                                    (Printed Name and Title of Signing Officer)


                                   Date: April 23, 1998
                                   --------------------